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                             Filed by: Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                     Registration Statement File No.: 333-107902
[GRAPHIC OMITTED]

Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102
www.preit.com
Phone: 215-875-0700
Fax: 215-546-7311
Toll Free: 866-875-0700


AT THE COMPANY
Edward A. Glickman
Executive Vice President and CFO
(215) 875-0700

AT KCSA PUBLIC RELATIONS WORLDWIDE
Todd Fromer
(Investor Relations)
(212) 896-1215

Evan Smith, CFA
(Media Relations)
(212) 896-1251

FOR IMMEDIATE RELEASE

Pennsylvania Real Estate Investment Trust Announces Special Meeting of Shareholders to Be Held November 11, 2003

                         Company to Provide Live Webcast

PHILADELPHIA, PA October 9, 2003--Pennsylvania Real Estate Investment Trust ("PREIT") (NYSE: PEI) announced today that it will hold a Special Meeting of Shareholders on Tuesday, November 11, 2003 at 11:00 a.m. ET to consider and vote on the approval of the merger agreement with Crown American Realty Trust (NYSE:
CWN), announced May 14, 2003, and other business items. The meeting will be held at the 200 South Broad Street at Park Hyatt Philadelphia at the Bellevue. A complete Proxy Statement is being mailed to shareholders of record as of September 25, 2003. A copy of this document is available on PREIT's website, www.preit.com.

The Special Meeting of Shareholders will be broadcast in a live
"listen only" mode via the Internet at the Company website, www.preit.com, or at www.vcall.com. Please allow extra time prior to the scheduled starting time to visit the site and download any necessary audio software.


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About Pennsylvania Real Estate Investment Trust

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 17.7 million square feet) located in the eastern United States. PREIT's portfolio currently consists of 32 properties in 7 states. PREIT's portfolio includes 14 shopping malls, 14 strip and power centers and four industrial properties. In addition, there are two retail properties under development which PREIT expects will add approximately 0.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania.

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown, or if such transaction is consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate the transaction include, without limitation, the satisfaction of closing conditions applicable to the transaction (some of which are beyond PREIT's control). In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in the press release, PREIT and Crown American Realty Trust have filed a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.